FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 28, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 with registration numbers 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751, and 333-149577, the registration statements on Form F-3 with registration numbers 333-137691 and 333-104778-01 and the registration statement on Form F-4 with the registration number 333-108304 of ABN AMRO Holding N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item
1	Unaudited Pro Forma Condensed Consolidated Financial Information

Item 1

ABN AMRO HOLDING N.V.
Unaudited Pro Forma Condensed Consolidated Financial Information

Table of contents

Introduction	3

Unaudited Pro Forma Statement of Financial Position as at 30 June 2009	4

Unaudited Pro Forma Income Statement for the six months ended 30 June 2009	5

Unaudited Pro Forma Income Statement for the year ended 31 December 2008	6

Unaudited Pro Forma Income Statement for the six months ended 30 June 2008	7

Unaudited Pro Forma Income Statement for the year ended 31 December 2007	8

Unaudited Pro Forma Income Statement for the year ended 31 December 2006	9

Notes to Pro Forma Financial Information	10

Pro Forma Financial Information
As described in more detail herein, this document contains unaudited Pro Forma Financial Information as at, and for the six months ended, 30 June 2009 and 30 June 2008, and for the years ended 31 December 2008, 2007 and 2006 (the ‘Pro Forma Financial Information’), which is based on the consolidated financial statements of ABN AMRO Holding N.V. (referred to as ‘the Group’, ‘ABN AMRO’ or ‘ABN AMRO Group’) after giving effect to the proposed separation of the Dutch State acquired businesses. The Pro Forma Financial Information has been prepared on the basis of estimates and assumptions which are preliminary. The Pro Forma Financial Information does not represent what ABN AMRO’s consolidated financial position or income statement would actually have been if the proposed transaction had in fact occurred or predict ABN AMRO’s financial position or income statement as of any future date or for any future period. Consequently, investors are cautioned not to place undue reliance on the Pro Forma Financial Information.  Furthermore, there can be no certainty that the proposed transaction will be completed in the manner described herein.

INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR FURNISHED WITH THE US SECURITIES AND EXCHANGE COMMISSION (‘SEC’) REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed or furnished with the SEC. Copies of such documents may also be obtained from ABN AMRO, without charge, once they are filed or furnished with the SEC.

Introduction
In accordance with the Consortium takeover of ABN AMRO Holding N.V. by RFS Holdings B.V. it is planned that the Dutch State acquired businesses will legally separate from the Group in the near future.

The following unaudited Pro Forma Condensed Consolidated Financial Information comprising a statement of financial position as at 30 June 2009 (‘pro forma statement of financial position’) and income statements for the six months ended 30 June 2009 and 30 June 2008 and the years ended 31 December 2008, 2007 and 2006 (‘pro forma income statements’) and the related notes, is based on the published audited and unaudited financial statements of ABN AMRO Holding N.V., after giving effect to the proposed divestment of the Dutch State acquired businesses of ABN AMRO, using assumptions and adjustments described in the accompanying notes to the Pro Forma Financial Information.

The Pro Forma Financial Information and accompanying notes should be read in conjunction with the financial statements and the related notes thereto of ABN AMRO Holding N.V., for the six months ended 30 June 2009 and for the year ended 31 December 2008, filed with the SEC on Forms 6-K dated 28 September 2009. The Pro Forma Financial Information is presented for information purposes only and does not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor does it project the results of operations for any future period.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as at 30 June 2009
(Under IFRS)

(amounts in millions of euros)	ABN AMRO Holding N.V. (1)	Dutch State acquired businesses (2)	Pro Forma Total

Assets
Cash and balances at central banks	18,901	6,623	12,278
Financial assets held for trading	101,207	972	100,235
Financial investments	71,427	17,373	54,054
Loans and receivables — banks	52,753	5,770	46,983
Loans and receivables — customers	246,947	151,989	94,958
Other assets	32,010	9,396	22,614
Total assets	523,245	192,123	331,122

Liabilities
Financial liabilities held for trading	79,952	681	79,271
Due to banks	68,843	(9,879)	78,722
Due to customers	203,979	143,047	60,932
Issued debt securities	102,074	29,377	72,697
Other liabilities	39,965	17,534	22,431
Liabilities (excluding subordinated liabilities)	494,813	180,760	314,053
Subordinated liabilities	12,189	4,473	7,716
Total liabilities	507,002	185,233	321,769

Equity
Equity attributable to shareholders of the parent company	16,204	6,879	9,325
Equity attributable to non-controlling interests	39	11	28
Total equity	16,243	6,890	9,353
Total equity and liabilities	523,245	192,123	331,122

(1)
The financial information for ABN AMRO Holding N.V. has been extracted from unaudited financial statements for the six months ended 30 June 2009 included in its Interim Financial Report for the six months ended 30 June 2009 on Form 6-K.

(2)	See Notes to Pro Forma Financial Information - Note 2 on page 8.

Unaudited Pro Forma Condensed Consolidated Income Statement for the six months ended 30 June 2009
(Under IFRS)

(amounts in millions of euros)	ABN AMRO Holding N.V. (1)	Dutch State acquired businesses (2)	Pro Forma Total

Net interest income	2,326	1,449	877
Net fee and commission income	1,128	601	527
Net trading income	169	17	152
Results from financial transactions	(1,551)	204	(1,755)
Share of result in equity accounted investments	27	49	(22)
Other operating income	155	102	53
Income of consolidated private equity holdings	240	225	15
Operating income	2,494	2,647	(153)

Operating expenses	4,276	1,966	2,310
Loan impairment and other credit risk provisions	1,709	596	1,113
Total expenses	5,985	2,562	3,423

Operating profit/(loss) before tax	(3,491)	85	(3,576)
Income tax expense	(745)	8	(753)
Profit/(loss) from continuing operations	(2,746)	77	(2,823)

Attributable to:
Shareholders of the parent company	(2,748)	78	(2,826)
Minority interests	2	(1)	3

(1)
The financial information for ABN AMRO Holding N.V. has been extracted from unaudited financial statements for the six months ended 30 June 2009 included in its Interim Financial Report for the six months ended 30 June 2009 on Form 6-K.

(2)	See Notes to Pro Forma Financial Information - Note 2 on page 8.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended 31 December 2008
(Under IFRS)

(amounts in millions of euros)	ABN AMRO Holding N.V. (1)	Dutch State acquired businesses (2)	Pro Forma Total

Net interest income	5,783	3,223	2,560
Net fee and commission income	2,629	1,322	1,307
Net trading income	(9,324)	190	(9,514)
Results from financial transactions	(1,684)	181	(1,865)
Share of result in equity accounted investments	106	31	75
Other operating income	306	242	64
Income of consolidated private equity holdings	1,726	-	1,726
Operating income	(458)	5,189	(5,647)

Operating expenses	11,629	3,786	7,843
Loan impairment and other credit risk provisions	3,387	776	2,611
Total expenses	15,016	4,562	10,454

Operating profit/(loss) before tax	(15,474)	627	(16,101)
Income tax expense	(2,580)	156	(2,736)
Profit/(loss) from continuing operations	(12,894)	471	(13,365)

Attributable to:
Shareholders of the parent company	(12,909)	465	(13,374)
Minority interests	15	6	9

(1)	The financial information for ABN AMRO Holding N.V. has been extracted from audited financial statements for the year ended 31 December 2008 included in its Annual Report on Form 20-F.
(2)	See Notes to Pro Forma Financial Information - Note 2 on page 8.

Unaudited Pro Forma Condensed Consolidated Income Statement for the six months ended 30 June 2008
(Under IFRS)

(amounts in millions of euros)	ABN AMRO Holding N.V. (1)	Dutch State acquired businesses (2)	Pro Forma Total

Net interest income	2,646	1,620	1,026
Net fee and commission income	1,366	693	673
Net trading income	(2,282)	91	(2,373)
Results from financial transactions	(703)	117	(820)
Share of result in equity accounted investments	84	41	43
Other operating income	191	126	65
Income of consolidated private equity holdings	1,033	-	1,033
Operating income	2,335	2,688	(353)

Operating expenses	5,624	1,811	3,813
Loan impairment and other credit risk provisions	479	235	244
Total expenses	6,103	2,046	4,057

Operating profit/(loss) before tax	(3,768)	642	(4,410)
Income tax expense	(908)	148	(1,056)
Profit/(loss) from continuing operations	(2,860)	494	(3,354)

Attributable to:
Shareholders of the parent company	(2,875)	488	(3,363)
Minority interests	15	6	9

(1)
The financial information for ABN AMRO Holding N.V. has been extracted from unaudited financial statements for the six months ended 30 June 2009 included in its Interim Financial Report for the six months ended 30 June 2009 on Form 6-K.

(2)	See Notes to Pro Forma Financial Information - Note 2 on page 8.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended 31 December 2007
(Under IFRS)

(amounts in millions of euros)	ABN AMRO Holding N.V. (1)	Dutch State acquired businesses (2)	Pro Forma Total

Net interest income	4,595	3,440	1,155
Net fee and commission income	3,852	1,541	2,311
Net trading income	1,119	155	964
Results from financial transactions	1,134	37	1,097
Share of result in equity accounted investments	223	54	169
Other operating income	1,239	335	904
Income of consolidated private equity holdings	3,836	-	3,836
Operating income	15,998	5,562	10,436

Operating expenses	14,785	3,610	11,175
Loan impairment and other credit risk provisions	717	378	339
Total expenses	15,502	3,988	11,514

Operating profit/(loss) before tax	496	1,574	(1,078)
Income tax expense	(458)	394	(852)
Profit/(loss) from continuing operations	954	1,180	(226)

Attributable to:
Shareholders of the parent company	827	1,150	(323)
Minority interests	127	30	97

(1)	The financial information for ABN AMRO Holding N.V. has been extracted from audited financial statements for the year ended 31 December 2008 included in its Annual Report on Form 20-F.
(2)	See Notes to Pro Forma Financial Information - Note 2 on page 8.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended 31 December 2006
(Under IFRS)

(amounts in millions of euros)	ABN AMRO Holding N.V. (1)	Dutch State acquired businesses (2)	Pro Forma Total

Net interest income	4,223	3,432	791
Net fee and commission income	3,641	1,422	2,219
Net trading income	2,627	126	2,501
Results from financial transactions	767	5	762
Share of result in equity accounted investments	186	51	135
Other operating income	873	339	534
Income of consolidated private equity holdings	5,313	-	5,313
Operating income	17,630	5,375	12,255

Operating expenses	14,702	3,554	11,148
Loan impairment and other credit risk provisions	668	381	287
Total expenses	15,370	3,935	11,435

Operating profit before tax	2,260	1,440	820
Income tax expense	213	413	(200)
Profit from continuing operations	2,047	1,027	1,020

Attributable to:
Shareholders of the parent company	1,982	1,007	975
Minority interests	65	20	45

(1)	The financial information for ABN AMRO Holding N.V. has been extracted from audited financial statements for the year ended 31 December 2008 included in its Annual Report on Form 20-F.
(2)	See Notes to Pro Forma Financial Information - Note 2 on page 8.

Notes to Pro Forma Financial Statements

1           Description of proposed disposal

The financial statements of ABN AMRO Holding N.V. as at 30 June 2009 and 30 June 2008, and 31 December 2008, 2007 and 2006 have been prepared in accordance with IFRS.

The pro forma financial information has been prepared on the following basis:

•
The pro forma condensed consolidated IFRS statement of financial position of ABN AMRO Holding N.V. at 30 June 2009 is presented to show the effect of the separation of the Dutch State acquired businesses is based upon the respective consolidated IFRS balances sheets at 30 June 2009 of ABN AMRO Holding N.V. and the Dutch State acquired businesses as if the proposed transaction had occurred on 30 June 2009.

•
The pro forma condensed consolidated IFRS income statement of ABN AMRO Holding N.V. for the six months ended 30 June 2009 and 30 June 2008 and years ended 31 December 2008, 2007 and 2006 is presented to show the effect of the separation of the Dutch State acquired businesses and is based upon the respective consolidated IFRS income statements for the six months ended 30 June 2009 and 30 June 2008 and years ended 31 December 2008, 2007 and 2006 ABN AMRO Holding N.V. and the Dutch State acquired businesses, as if the proposed transaction had occurred on 1 January 2006.

Assumptions applied:

•
It is assumed that the Dutch State acquired businesses, as represented in the 30 June 2009 financial statements of ABN AMRO Holding N.V. will separate from the remainder of the business by the end of 2009.

•	The Dutch State acquired businesses serves Dutch commercial clients, Dutch consumer clients, and Dutch and international private clients, and includes the International Diamond and Jewelry business.

2           Disposal adjustments

The estimated effects of the disposal of the Dutch State acquired businesses were based upon publicly available information published by ABN AMRO within the ABN AMRO Holding N.V. Form 6-K Unaudited Interim Financial Report for the six months ended 30 June 2009 and the financial statements for the years ended 31 December 2008, 2007 and 2006 of ABN AMRO Holding N.V. filed on 28 September 2009 with the SEC on Form 6-K.

The disposal adjustments of the Dutch State acquired businesses were extracted from the ABN AMRO Holding N.V. Unaudited Interim Financial Report for the six months ended 2009 filed on Form 6-K on 28 September 2009 and the financial statements for the years ended 31 December 2008, 2007 and 2006 of ABN AMRO Holding N.V. filed on 28 September 2009 with the SEC on Form 6-K, without material adjustment.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	28 September 2009	By:	/s/ David Cole
			Name:	David Cole
			Title:	Chief Financial Officer

By:	/s/ Petri Hofsté
	Name:	Petri Hofsté
	Title:	Group Controller & Deputy Chief Financial Officer